UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2021
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on June 17, 2021, entitled "Notifiable trading ".

Notifiable trading

The following primary insiders have on 17 June 2021 acquired shares in Equinor (OSE: EQNR, NYSE: EQNR) at a share price of NOK 185.04 per share in connection with the company`s long-term incentive programme.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20-30 per cent depending on the individual`s position. On behalf of the participant, the company acquires shares to the net annual amount. The grant is subject to a three-year lock-in period.

Details on the individual allocation of shares are set forth in the attached notification. The trade has been made through DNB Markets.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: June 17, 2021	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer